Exhibit 99.1

Luokung Announces Receipt of Nasdaq Delisting Notice Subject to Hearing

BEIJING, Feb. 14, 2025 (GLOBE NEWSWIRE) -- Luokung Technology Corp. (NASDAQ: LKCO) (“Luokung” or the “Company”) today announced that on February 11, 2025, it has received a letter (the “Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”), notifying that the Company is not in compliance with Nasdaq Listing Rule 5550(b), and the Nasdaq staff has determined that the Company did not provide a definitive plan evidencing its ability to achieve near term compliance with the continued listing requirements or sustain such compliance over an extended period of time. As a result, the Nasdaq staff has determined to deny the Company’s request for continued listing on The Nasdaq Capital Market (the “Delisting Determination”).

As previously reported, on October 23, 2024, Nasdaq notified the Company that based on information reported in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 20-F”), it no longer complied with the minimum stockholders’ equity of $2.5 million for continued listing on the Nasdaq Capital Market under Listing Rule 5550(b)(1) while stockholders’ equity for the year ended December 31, 2023 was reported as ($63,228,280), and the Company did not meet the alternatives of market value of listed securities or net income from continuing operations. The Company had 45 calendar days, or until December 9, 2024, to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from October 23, 2024, or April 21, 2025, to evidence compliance. The Company submitted its compliance plan to Nasdaq staff on December 9, 2024. The Nasdaq staff issued the Letter after reviewing such plan.

Based on the Letter, the Company was provided until February 18, 2025 to request an appeal of the Delisting Determination to the hearing panel.

The Company intends to request such hearing to appeal the Delisting Determination before that date, which will stay the suspension of its securities from the date of the request, during which time such securities will continue to be listed on The Nasdaq Capital Market.

If the Company fails to appeal the Delisting Determination by February 18, 2025, trading of the Company’s ordinary shares will be suspended at the opening of business on February 20, 2025, and a Form 25-NSE will be filed with the Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

The Company is considering all potential options available to it to regain compliance with the aforementioned rules.

About Luokung Technology Corp.

Luokung Technology Corp. is a leading spatial-temporal intelligent big data services company, as well as a leading provider of LBS and HD Maps for various industries in China. Backed by its proprietary technologies and expertise in HD Maps and multi-sourced intelligent spatial-temporal big data, Luokung has established city-level and industry-level holographic spatial-temporal digital twin systems and actively serves industries including smart transportation (autonomous driving, smart highway and vehicle-road collaboration), natural resource asset management (carbon neutral and environmental protection remote sensing data service), and LBS smart industry applications (mobile Internet LBS, smart travel, smart logistics, new infrastructure, smart cities, emergency rescue, among others). The Company routinely provides important updates on its website: https://www.luokung.com.

CONTACT:

The Company:

Mr. Jian Zhang

Chief Financial Officer

Tel: +86-10-6506-5217

Email: ir@luokung.com